UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D*
(Amendment No. __)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Trilogy International Partners Inc.
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

89621T108
(CUSIP Number)

Donald Belovich
Stikeman Elliott LLP
5300 Commerce Court West, 199 Bay Street
Toronto, ON, Canada M5L 1B9
(416) 869-5606
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

February 7, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [   ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

Page 1 of 14 Pages

SCHEDULE 13D

CUSIP No. 89621T108

1	NAMES OF REPORTING PERSONS Alignvest Management Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]
3	SEC USE ONLY [ ]
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,084,800[1]
	8	SHARED VOTING POWER 2,751,000
	9	SOLE DISPOSITIVE POWER 7,084,800[1]
	10	SHARED DISPOSITIVE POWER 2,751,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,835,800[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7%[2]
14	TYPE OF REPORTING PERSON* CO

____________________

1 Includes 407,040 Common Shares issuable upon exercise of outstanding warrants held by the Reporting Person.

2 Based on 44,177,149 currently outstanding Common Shares, 407,040 Commons Shares issuable upon exercise of outstanding warrants held by the Reporting Person and 39,334,917 Common Shares issuable upon redemption of currently outstanding Class C Units of Trilogy International Partners LLC (which the holders thereof may redeem, subject to the expiration of certain “lock-up” periods, either for Common Shares or the cash equivalent thereof, such form of consideration to be determined by Trilogy International Partners LLC). The Class C Units of Trilogy International Partners LLC have indirect voting rights in the Issuer on an as-redeemed basis. See Items 3 and 5 of this Schedule 13D.

Page 2 of 14 Pages

SCHEDULE 13D

CUSIP No. 89621T108

1	NAMES OF REPORTING PERSONS Alignvest Partners Master Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]
3	SEC USE ONLY [ ]
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,751,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,751,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,751,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3%[1]
14	TYPE OF REPORTING PERSON* PN

____________________

1 Based on 44,177,149 currently outstanding Common Shares and 39,334,917 Common Shares issuable upon redemption of currently outstanding Class C Units of Trilogy International Partners LLC (which the holders thereof may redeem, subject to the expiration of certain “lock-up” periods, either for Common Shares or the cash equivalent thereof, such form of consideration to be determined by Trilogy International Partners LLC). The Class C Units of Trilogy International Partners LLC have indirect voting rights in the Issuer on an as-redeemed basis. See Items 3 and 5 of this Schedule 13D.

Page 3 of 14 Pages

SCHEDULE 13D

CUSIP No. 89621T108

1	NAMES OF REPORTING PERSONS Alignvest Partners Master Fund GP Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]
3	SEC USE ONLY [ ]
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,751,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,751,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,751,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3%[1]
14	TYPE OF REPORTING PERSON* CO

____________________

1 Based on 44,177,149 currently outstanding Common Shares and 39,334,917 Common Shares issuable upon redemption of currently outstanding Class C Units of Trilogy International Partners LLC (which the holders thereof may redeem, subject to the expiration of certain “lock-up” periods, either for Common Shares or the cash equivalent thereof, such form of consideration to be determined by Trilogy International Partners LLC). The Class C Units of Trilogy International Partners LLC have indirect voting rights in the Issuer on an as-redeemed basis. See Items 3 and 5 of this Schedule 13D.

Page 4 of 14 Pages

Item 1. Security and Issuer

This Schedule 13D relates to the common shares, without par value (the “Common Shares”), of Trilogy International Partners Inc., a corporation continued under the laws of British Columbia, Canada (the “Issuer”), with its principal executive offices located at 105 – 108th Avenue NE, Suite 400, Bellevue, Washington 98004.

Item 2. Identity and Background

(a) This Schedule 13D is being filed jointly on behalf of the following reporting persons (collectively, the “Reporting Persons”) (i) Alignvest Management Corporation, a corporation organized under the laws of Ontario, Canada (“AMC”), (ii) Alignvest Partners Master Fund LP, a Cayman Islands exempted company (“APMFLP”), and (iii) Alignvest Partners Master Fund GP Inc., a Cayman Islands exempted company (“APMFGP”) which is the general partner of APMFLP and is a wholly-owned subsidiary of AMC.

A Joint Filing Agreement among the Reporting Persons is attached as Exhibit 1 hereto. As a result of the existing relationships described under this Item 2 and the transactions described in Item 3, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Exchange Act. However, neither the filing of this Schedule 13D nor anything contained herein shall be construed as an admission that all or any of the Reporting Persons constitute a “group” within the meaning of Rule 13d-5(b) under the Exchange Act. Each of the Reporting Persons is responsible for the completeness and accuracy of the information concerning it contained herein, but is not responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate. Each of the Reporting Persons expressly disclaims beneficial ownership of securities held by any person or entity other than, to the extent of any pecuniary interest therein, the various accounts under such Reporting Person’s management and control.

(b) The business address of AMC is Suite 7050, 100 King Street West, First Canadian Place, Toronto, Ontario, Canada M5X 1C7. The business address of each of APMFLP and APMFGP is Ugland House, Grand Cayman, Cayman Islands, KY1-1104.

(c) The principal business of AMC is asset management. The principal business of APMFLP is to pursue investments for its partners’ capital. The principal business of APMFGP is acting as general partner of APMFLP.

(d) During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Persons has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) AMC is a corporation organized under the laws of Ontario, Canada. APMFLP and APMFGP are both Cayman Islands exempted companies.

The name, business address, present principal occupation or employment and citizenship of each of the directors, executive officers and control persons of each Reporting Person is set forth on Schedule A hereto. To the best of the knowledge of the Reporting Persons, none of the persons listed in Schedule A has, during the past five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Page 5 of 14 Pages

Item 3. Source and Amount of Funds or Other Consideration.

On February 7, 2017, AMC acquired 6,677,760 Common Shares (“AMC’s Acquired Issuer Shares”) and 407,040 warrants ( “AMC’s Acquired Issuer Warrants”) for Common Shares of the Issuer pursuant to the completion of a court approved statutory plan of arrangement under the Business Corporations Act (Ontario) (the “Arrangement”), and the terms of an arrangement agreement dated November 1, 2016, (as amended, the “Arrangement Agreement”), between Trilogy International Partners LLC (“Trilogy LLC”) and the Issuer (formerly known as Alignvest Acquisition Corporation) (“Alignvest”; its name was changed upon consummation of the Arrangement to the current name of the Issuer). 6,677,760 Class B Shares of Alignvest and 407,040 warrants for Class B Shares of Alignvest which AMC acquired contemporaneously with or prior to the 2015 initial public offering of Alignvest for an aggregate purchase price of CAD$8,162,685 using funds from capital contributions by its founders were converted into AMC’s Acquired Issuer Shares and AMC’s Acquired Issuer Warrants, respectively, upon the consummation of the Arrangement. Alignvest was a Canadian special purpose acquisition corporation (SPAC) for which AMC was the sponsor, and the Arrangement was a business combination (structured for U.S. tax purposes as an “Up-C” transaction) which constituted the qualifying acquisition effected by Alignvest.

On February 7, 2017, in a private placement by Alignvest that was completed in connection with and immediately prior to the consummation of the Arrangement, APMFLP acquired 2,751,000 Class B Shares of Alignvest at a subscription price of CAD$10.00 per share, or US$7.69 per share based on the exchange rate on that day. APMFLP obtained the funds used for this purchase from capital contributions by its partners. As a result of the consummation of the Arrangement, the 2,751,000 Class B Shares of Alignvest which APMFLP previously held were converted into 2,751,000 Common Shares of the Issuer (“APMFLP’s Acquired Issuer Shares”). APMFLP did not own any securities of the Issuer prior to the completion of the Arrangement. The general partner of APMFLP is APMFGP, which is a wholly-owned subsidiary of AMC. Accordingly, APMFGP and AMC may be deemed to share control or direction over the APMFLP’s Acquired Shares owned by APMFLP. The information set forth in the second paragraph of Item 2(a) is incorporated by reference into this Item 3.

Item 4. Purpose of Transaction.

AMC’s Acquired Issuer Shares and AMC’s Acquired Issuer Warrants, and APMFLP’s Acquired Issuer Shares, were acquired in connection with the completion of the Arrangement. Item 3 is incorporated by reference into this Item 4. APMFLP had acquired its Class B Shares of Alignvest, and holds its APMFLP’s Acquired Issuer Shares, for investment purposes. Each of the Reporting Persons, however, expects to evaluate on an ongoing basis the Issuer’s financial condition, business, operations, prospects, the market price of the Issuer’s securities, conditions in the securities markets generally, general economic and industry conditions and other factors. Depending on market conditions and other factors, AMC and/or APMFLP may from time to time acquire additional securities of the Issuer or dispose of securities of the Issuer in the open market, or by private agreement or otherwise.

Except as set forth in this Schedule 13D and in connection with the Arrangement described above, the Reporting Persons have no plan or proposals that relate or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to formulate plans and/or make proposals, and take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

Item 5. Interest in Securities of the Issuer.

(a) and (b) As a result of the consummation of the Arrangement and the relationships described herein, (i) AMC beneficially owns and has sole voting and investment power over 7,084,800 Common Shares (which includes 407,040 Warrants for Common Shares) and may be deemed to share voting and investment power over 2,751,000 Common Shares held by APMFLP, for a total of 9,835,800 Common Shares, representing 11.7% of the issued and outstanding Common Shares after adding to the 44,177,149 outstanding Common Shares the 407,040 Common Shares issuable upon exercise of the 407,040 warrants held by AMC and giving effect to the redemption (in exchange for Common Shares) of all outstanding Class C Units of Trilogy LLC, which are redeemable (subject to the expiration of certain “lock-up” periods) either for Common Shares of the Issuer or the cash equivalent thereof, such form of consideration to be determined by Trilogy LLC (which Class C Units of Trilogy LLC have indirect voting rights in the Issuer on an as-redeemed basis), or 11.7% based on the total outstanding voting power in the Issuer; and (ii) APMFLP holds 2,751,000 Common Shares, and APMFLP, APMFGP and AMC may be deemed to have shared voting and investment power over these shares, representing 3.3% of outstanding Common Shares after giving effect to the redemption (in exchange for Common Shares) of all outstanding Class C Units of Trilogy LLC, which are redeemable, and have the voting rights, as described above, or 3.3% based on the total outstanding voting power in the Issuer. A Joint Filing Agreement among the Reporting Persons is attached as Exhibit 1 hereto. As a result of the existing relationships described under Item 2 and the transactions described in Item 3, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Exchange Act. However, neither the filing of this Schedule 13D nor anything contained herein shall be construed as an admission that all or any of the Reporting Persons constitute a “group” within the meaning of Rule 13d-5 (b) under the Exchange Act. Each of the Reporting Persons is responsible for the completeness and accuracy of the information concerning it contained herein, but is not responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate. Each of the Reporting Persons expressly disclaims beneficial ownership of securities held by any person or entity other than, to the extent of any pecuniary interest therein, the various accounts under such Reporting Person’s management and control.

Page 6 of 14 Pages

(c) The information set forth in Item 3 is incorporated by reference into this Item 5.

Except as set forth or incorporated by reference into this Item 5(c) (including, without limitation, the purchase by APMFLP of Class B Shares of Alignvest immediately prior to the consummation of the Arrangement) or set forth in Schedule A hereto, none of the Reporting Persons has effected any transactions in the class of securities reported on herein during the past 60 days.

(d) and (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Pursuant to an investor rights agreement dated February 7, 2017 between AMC and the Issuer (the “Investor Rights Agreement”), AMC has certain rights related to the nomination of directors to the board of directors of the Issuer (the “Board”). AMC has the right to nominate two directors to the Board for the first two annual general meetings, regardless of the Relevant Percentage Ownership of Common Shares (as defined below) owned by AMC. After such time, AMC has the right to nominate two directors to the Board for so long as the Relevant Percentage Ownership of Common Shares owned by AMC is greater than 7.5% . If the Relevant Percentage Ownership of Common Shares owned by AMC is less than 7.5% but greater than 5% for any continuous period of at least 30 days, AMC will have the right to nominate only one director to the Board; and less than 5% for any continuous period of at least 30 days, AMC will no longer have the right to nominate a member to the Board.

For the purposes of the Investor Rights Agreement, the Relevant Percentage Ownership of Common Shares means: the percentage determined by dividing: (a) the sum of (i) the number of Common Shares directly or indirectly beneficially owned by AMC, but excluding (ii) any other options, warrants, or other securities convertible or exchangeable into or exercisable for Common Shares; by (b) the sum of (i) the number of issued and outstanding Common Shares, plus (ii) the number of issued and outstanding Class C Units of Trilogy LLC.

In addition to the foregoing, following the completion of the Arrangement and for as long as AMC has the right to nominate at least one director to the Board, AMC also has the right, acting reasonably, to approve the nomination or appointment of any proposed new Independent Directors (as defined in the Investor Rights Agreement) to the Board that were not approved by all of the then existing Independent Directors, subject to such proposed new Independent Directors satisfying certain conditions.

Page 7 of 14 Pages

Pursuant to a Lock-Up Agreement dated February 7, 2017 between AMC and the Issuer (the “AMC Lock-Up Agreement”), subject to certain exceptions AMC may not sell, pledge or otherwise transfer equity securities of the Issuer for 24 months after consummation of the Arrangement; however, AMC may sell up to 50% of AMC’s Acquired Issuer Shares in ordinary course arm’s length stock exchange transactions beginning 12 months after consummation of the Arrangement.

Pursuant to a Lock-Up Agreement dated February 7, 2017 between APMFLP and the Issuer (the “APMFLP Lock-Up Agreement”), subject to certain exceptions APMFLP may not sell, pledge or otherwise transfer equity securities of the Issuer for 24 months after consummation of the Arrangement; however, APMFLP may sell up to 50% of APMFLP’s Acquired Issuer Shares in ordinary course arm’s length stock exchange transactions beginning 12 months after consummation of the Arrangement.

Pursuant to a Forfeiture and Transfer Restriction Agreement dated June 24, 2015 between AMC and the individuals party thereto, including Nadir Mohamed, a director of AMC (the “Forfeiture Agreement”), subject to certain exceptions 25% of the Founders’ Shares (as defined therein) owned by each of AMC and Nadir Mohamed (now applicable to the Common Shares into which the Founders’ Shares have been converted) are subject to forfeiture on the fifth anniversary of the qualifying transaction unless the closing price of the Common Shares of the Issuer exceeds CAD$13.00 (subject to adjustment) for any 20 trading days within a 30-day trading period at any time following the closing of the qualifying transaction. The consummation of the Arrangement constitutes the qualifying transaction.

Certain agreements relating to the Common Shares to which directors or executive officers of the Reporting Persons are parties are described in Schedule A hereto.

The foregoing descriptions of the Investor Rights Agreement, the AMC Lock-Up Agreement, the APMFLP Lock-Up Agreement and the Forfeiture Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such documents, which are filed as Exhibits 2, 3, 4 and 5 hereto, and incorporated by reference into this Item 6.

Except for the arrangements described in this Schedule 13D, the Reporting Persons are not a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. None of the Common Shares or the Warrants held by the Reporting Persons have been pledged or are otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7. Material to be filed as Exhibits

1.	Joint Filing Agreement.

2.	Investor Rights Agreement, dated as of February 7, 2017, between the Issuer and AMC.

3.	AMC Lock-Up Agreement, dated as of February 7, 2017, between the Issuer and AMC.

4.	APMFLP Lock-Up Agreement, dated as of February 7, 2017, between the Issuer and APMFLP.

5.	Forfeiture Agreement, dated as of June 24, 2015, between AMC, Nadir Mohamed and the other individuals party thereto.

6.	Nadir Mohamed Lock-Up Agreement, dated as of February 7, 2017, between the Issuer and Nadir Mohamed.

Page 8 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2017

ALIGNVEST MANAGEMENT CORPORATION

/s/ Reza Satchu
Name: Reza Satchu
Title: Director, Managing Partner

/s/ Timothy Hodgson
Name: Timothy Hodgson
Title: Director, Managing Partner

ALIGNVEST PARTNERS MASTER FUND LP
By: ALIGNVEST PARTNERS MASTER FUND GP
INC., as general partner

/s/ Charles Thomas
Name: Charles Thomas
Title: Director

ALIGNVEST PARTNERS MASTER FUND GP INC.

/s/ Charles Thomas
Name: Charles Thomas
Title: Director

Page 9 of 14 Pages

SCHEDULE A
INFORMATION CONCERNING DIRECTORS AND EXECUTIVE OFFICERS OF ALIGNVEST
MANAGEMENT CORPORATION, ALIGNVEST PARTNERS MASTER FUND LP, AND ALIGNVEST
PARTNERS MASTER FUND GP INC.

Alignvest Management Corporation

Name of Director or Executive Officer	Position	Common Shares Beneficially Owned[1]	Percentage of Outstanding Common Shares	Business Address	Principal Occupation or Employment	Citizenship
Lee Lau	Director	0	0	Flat B22, F Tower 1 37 Repulse Bay Road Hong Kong, HKG	Self- employed – Manage personal investment holding companies	Canada, Hong Kong
Reza Satchu	Director, Managing Partner	0	0		Director, Managing Partner of AMC	Canada
Timothy Hodgson	Director, Managing Partner	0	0		Director, Managing Partner of AMC	United States, Canada, and United Kingdom
Blake Goldring	Director	0	0	Suite 3100, 66 Wellington Street West M5K 1E9 Canada	Chairman and Chief Executive Officer of AGF Management Limited with its business address as set forth in the preceding column of this Schedule A	Canada
Andy Moysiuk	Director and Partner	0	0		Director and Partner of AMC	Canada
Teresa Troy	Director	0	0	Suite 1108, 1809 Barrington Street Halifax, Nova Scotia B3J 3K8 Canada	Chief Executive Officer of HRM Pension Plan with its business address as set forth in the preceding column of this Schedule A	Canada

____________________

1 Sole voting power and investment power over all disclosed shares.

Nadir Mohamed	Director	202,421 which includes 11,629 warrants for Common Shares[2]	0.2%[3]	One May Street Toronto, Ontario M4W 2X9 Canada	Corporate Director	Canada
Sanjil Shah	Chief Financial Officer and Partner	0	0		Chief Financial Officer and Partner of AMC and Director of APMFGP	Canada

Alignvest Partners Master Fund LP

None

Alignvest Partners Master Fund GP Inc.

Name of Director or Executive Officer	Position	Common Shares Beneficially Owned	Percentage of Outstanding Common Shares	Business Address	Principal Occupation or Employment	Citizenship
Charles Thomas	Director	0	0	Ugland House Grand Cayman, Cayman Islands, KY1- 1104	Director of APMFGP	United Kingdom
Letitia Solomon	Director	0	0	Ugland House Grand Cayman, Cayman Islands, KY1- 1104	Director of APMFGP	Cayman Islands
Sanjil Shah	Director	0	0	Suite 7050, 100 King Street West Toronto, Ontario M5X 1C7 Canada	Chief Financial Officer and Partner of AMC and Director of APMFGP	Canada

____________________

2 202,421 Class B Shares of Alignvest and 11,629 warrants for Class B Shares of Alignvest previously held by Nadir Mohamed were acquired contemporaneously with or prior to the 2015 initial public offering of Alignvest for an aggregate purchase price of CAD$233,215 using personal funds. Class B Shares and warrants for Class B Shares were converted upon consummation of the Arrangement on February 7, 2017 to the same number of Common Shares and warrants for Common Shares.

3 Based on 44,177,149 currently outstanding Common Shares, 11,629 Common Shares issuable upon exercise of outstanding warrants held by Nadir Mohamed and 39,334,917 Common Shares issuable upon redemption (subject to the expiration of certain “lock-up” periods) of currently outstanding Class C Units of Trilogy LLC, which Class C Units of Trilogy LLC have indirect voting rights in the Issuer on an as-redeemed basis.

Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Forfeiture Agreement

See Item 6 of this Schedule 13D for a description of the Forfeiture Agreement to which Nadir Mohamed, a director of AMC, is a party.

Lock-Up Agreement

Pursuant to a Lock-Up Agreement dated February 7, 2017 between Nadir Mohamed and the Issuer (the “Nadir Mohamed Lock-Up Agreement”), subject to certain exceptions he may not sell, pledge or otherwise transfer equity securities of the Issuer for 24 months after consummation of the Arrangement; however, he may sell up to 50% of the Common Shares held by him in ordinary course arm’s length stock exchange transactions beginning 12 months after consummation of the Arrangement. The foregoing description of the Nadir Mohamed Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is filed as Exhibit 6 hereto, and incorporated by reference into this Schedule A.

Bonus and Loan Arrangements

Following the consummation of the Arrangement, AMC intends to pay the following bonuses to certain of its personnel, including certain director and executive officers, who have been instrumental in sourcing and completing the qualifying acquisition (with all Common Shares owned by AMC and Nadir Mohamed, among others, (collectively, the “Founders”) to be reduced proportionately by any forfeiture thereof), and in all cases subject to similar anti-dilution provisions which apply to the Issuer’s outstanding Warrants for Common Shares:

(a) to Sanjil Shah, chief financial officer and partner of AMC, an amount equal to the value, determined once all contractual resale and forfeiture restrictions have expired, of (i) 12,921 Common Shares and 6,460.5 of the Issuer’s outstanding Warrants for Common Shares, plus (ii) 93,074 Founders’ Common Shares (now converted to Common Shares);
(b) to Andy Moysiuk, a director of AMC, an amount equal to the value, determined once all contractual resale and forfeiture restrictions have expired, of (i) 2,992 Common Shares and 1,496 of the Issuer’s outstanding Warrants for Common Shares, plus (ii) 21,551 Founders’ Common Shares (now converted to Common Shares); and
(c) to certain other employees who are not officers or directors of either AMC or the Issuer, an amount equal to the value, determined once all contractual resale and forfeiture restrictions have expired, of (i) 71,162 Common Shares and 35,581 of the Issuer’s outstanding Warrants for Common Shares, plus (ii) 512,578 Common Shares.

In the case of Founders’ Common Shares which are subject to forfeiture, if the recipient is not actually engaged by AMC for any reason at the date of forfeiture, no bonus shall be payable in respect thereof (in certain cases, death or disability are excluded events). As well, if at any time prior to the date of payment either (I) there is a termination for cause, or (II) the individual in question breaches any material obligation owed to AMC or its affiliates which is not cured within 10 days following written notice thereof, then no bonus shall be owing to the terminated individual.

The bonus will be payable in cash and net of withholding or other taxes. The bonus will generally be due in whole or in part following the sale by AMC of Common Shares, provided that after a specified term, AMC will have the option to pay in kind.

AMC owes the following directors and executive officers the amounts specified below on a non-interest bearing basis:
(a) CAD$103,658 to Sanjil Shah, chief financial officer and partner of AMC;
(b) CAD$20,004 to Andy Moysiuk, a director and partner of AMC; and
(c) a total of CAD$214,334 to various other employees or consultants of AMC who are officers or directors of either

AMC or the Issuer.

The loans in question may be required to be repaid in the discretion of each individual on 30 days’ prior written notice following the expiry of all contractual resale and forfeiture restrictions applicable to the Common Shares owned by AMC (or on a pro rata basis as any such restrictions expire in part).

Following the consummation of the Arrangement, the individuals intend to permit AMC (subject to any required approvals) to repay the loans as follows. For each CAD$10,000 owing, the loan could be repaid either by way of (I) the transfer to the individual of (i) approximately 997 Common Shares and 499 of the Issuer’s outstanding Warrants for Common Shares, plus (ii) approximately 7,183 Founders’ Common Shares (reduced proportionately by any forfeiture thereof), and with (i) and (ii) subject to similar anti-dilution provisions which apply to the Issuer’s outstanding Warrants for Common Shares, or (II) the cash equivalent thereof determined as of the date of payment (grossed up for any additional tax payable as a result of paying in cash rather than in securities).

In certain cases, if an individual has not required repayment within five years following the consummation of the Arrangement, AMC may in its discretion elect to repay the loans on the same terms.

If an individual receives securities then 50% of the securities received shall be subject to resale restrictions for a 12 month period, which shall be accelerated, on a pro rata basis, in proportion to sales of similar securities by AMC from its holdings.

Certain restrictive covenants apply to the individuals in question.